VIA EDGAR

November 22, 2021

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed October 20, 2021

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 15, 2021, regarding Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on October 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”), which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 3.

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Amendment No. 2 to Registration Statement on Form F-1 Filed October 20, 2021

Prospectus Summary

Overview

Our Company, page 5

1. We note your revised disclosure in response to comment 3, and reissue the comment in part. Please enhance your disclosure in this section to explain how your entrepreneur curriculum relates to the businesses of Education Angels, E-Square, and University of Antelope Valley. In particular, please tell us why a childcare program for 0-5 year-olds (Education Angels), a school with general education curriculum for pre-primary and secondary school programs (E-Square) and a university with a general education program (University of Antelope Valley) are actually specific entrepreneur education programs.

Response: We have added wording in the “Our Company” section on page 5 of Amendment No. 3 in which we explain how our entrepreneur curriculum relates to the IPO Acquisitions, Education Angels, E-Square, and University of Antelope Valley. This reads as follows:

“The four IPO Acquisitions deliver education solutions at age ranges from infant to adult: Education Angels is focused on home-based Infant and Pre-K education; E-Square is focused on primary and secondary school; UAV is focused on college and university education; and PIN is focused on adult education. We plan to combine their education programs with our current education programs and Edtech platform as part of one lifelong learning system, and we have selected these acquisitions because they already share aspects of our Genius Curriculum and our focus on entrepreneur education.”

We have added a new “Business - Our Genius Curriculum - Entrepreneur Education Vision” section on page 105 to provide further clarity on our definition and vision of Entrepreneur Education, together with the elements of our Genius Curriculum and an explanation on how each IPO Acquisition has commonalities and differences in relation to these elements.

We have also added further details in a new “Business - Our Genius Curriculum - Our Companies Present and Future” section on page 108 to explain how our entrepreneur curriculum currently relates to each of the IPO Acquisitions, and our plans to integrate them into our Genius Curriculum.

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2. We note your amended disclosure in response to comment 4, and that you plan to "continue acquiring education companies that have courses, faculty and communities . . . often with established third-party accreditations." We also note that your financial growth model discussed on page 70 states that your growth strategy involves growth by acquisition of education companies that add accreditation and the chart on page 125 indicates that you intend to acquire companies with government accreditation. To provide additional context for investors, please enhance your disclosure to explain what it means for education companies to be established with third-party accreditations or for you to acquire education companies that add accreditation or government accreditation, including the specific standards under which such education companies would be accredited.

Response: We have added further details in the “Our Company” section on page 5 on our acquisition strategy with reference to further details on our strategy. This reads as follows:

“We also plan to continue acquiring education companies that have courses, faculty and communities that we believe provide a valuable addition to our Group, often with established third-party accreditations, and then integrating their courses into our Edtech platform and scaling the delivery of their courses through our global faculty and student community. We provide further details on the criteria by which we are assessing education companies, their courses, faculty, communities and accreditations for acquisition in the “Business – Our Acquisition Strategy” section below.”

We have also provided a more detailed explanation on our acquisition criteria, together with what it means for education companies to be established with third-party accreditations, what it means for us to acquire education companies that add accreditation or government accreditation and the specific standards of accreditation we are seeking in our acquisitions, in the “Business - Our Acquisition Strategy” section on page 135. This reads as follows:

“Our acquisition strategy is not only to acquire content to supplement our core curriculum, but also industry certifications and government accreditations and funding that our acquisition companies have earned over time. The purpose of acquiring education with courses that have earned certifications and accreditations is in order that our students can eventually:

1.       Obtain industry-recognized certifications as part of our Genius Curriculum that can enable them to be recognized within their chosen career, whether they choose to start their own business or take a job with companies operating in the industry. We are initially focused on high-growth industries where there is a demand from both employers and students for an entrepreneurial mindset together with industry-specific skills. These include Edtech, Medtech, Fintech, Greentech and Spacetech.

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2.       Obtain government-recognized accreditation at primary school, high school, college and university level, so that over time our Genius Curriculum can progress from a supplement to the traditional education system, to a replacement of it. We are initially focused on developing a fully accredited pathway recognized in the U.S., as such a system is also in demand by overseas students who seek for example a U.S. high school diploma or U.S. university degree.

3.       Obtain funding where available to bring down the cost burden of their education. This may take the form of government funding, such as in the case of Education Angels or UAV, or industry funding or corporate sponsorship of vocational certifications.

For details of the course certifications and accreditations that our IPO Acquisitions currently hold, please refer to the “Business – Further Company Information” section below.”

A Brief History, page 9

3. We are still considering your response to prior comment 6, and may have additional comments on your accounting policy and related accounting treatment for your common control acquisition transactions.

Response: We look forward to the Staff’s response with regards to this comment.

Key Business Metrics

Education segment - Genius Group (including IPO Acquisitions), page 25

4. We note your response to comment 7, and reissue the comment in part. Please revise the operating data tables in this section to clarify whether the conversion rate applies to any of your other businesses in addition to GeniusU Ltd and Property Investors Network. In this regard, the operating data table for the six months ended June 30, 2021 for the "Education Segment -- Genius Group (including IPO Acquisitions)" on page 25 shows that "conversion rate average" is used only for Entrepreneur Resorts and PIN. By contrast, the operating data table for the year ended December 31, 2020 for the "Education Segment -- Genius Group (including IPO Acquisitions)" on page 26, suggests that "conversion rate" is applicable to not only Entrepreneur Resorts and PIN, but also every other company within the group. Please revise to reconcile these inconsistencies.

Response: To clarify, we define the calculation of the conversion rate in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Business Metrics and Non-IFRS Financial Measures” section of the registration statement as follows:

“Conversion rate is calculated as the total students (including free students and paying students) converting into paying students and is derived by dividing the number of new paying students by the number of new total students.”

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The total number of students for GeniusU Ltd and PIN includes both free students and paying students. For all other companies, as they do not have free students for these periods, the number of paying students is equal to the total number of students and so in those cases the conversion rate average is 100%.

As such, the conversion rate for all companies other than GeniusU Ltd and PIN in the operating table for the year ended December 31, 2020 on page 26 was previously shown correctly as “100%”. However, the conversion rate for all companies other than GeniusU Ltd and PIN in the operating table for the six months ended June 30, 2021 on page 25 was previously shown incorrectly as “N/A”.

We have corrected this in Amendment No. 3 to reconcile the inconsistency, with both tables now showing “100%” for all companies other than GeniusU Ltd and PIN.

We have also added wording in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Business Metrics and Non-IFRS Financial Measures” section of the registration statement to provide a more detailed explanation of this key business metric and how it applies to the companies currently and in the future.

This now reads as follows:

“Conversion rate is calculated as the total students (including free students and paying students) converting into paying students and is derived by dividing the number of new paying students by the number of new total students. Both GeniusU Ltd and Property Investors Network operate a digital freemium model in which students initially join by attending a free course or event, and as they engage with the community they progress to further free courses and a percentage of them progress to paid courses and paid products. Currently Entrepreneur Resorts and three of the IPO Acquisitions, Education Angels, E-Square and University of Antelope Valley, do not have a freemium model and so do not have any free students. As a result, their total students are made up 100% of paying students, and their current conversion rates are shown at 100% on the Key Business Metrics tables on pages 25 and 26. Following the completion of the acquisitions, we plan to introduce the freemium model and free courses for each of these companies, and in the future, we will also be tracking this conversion rate for total students (including free students and paying students) converting into free students for these companies.”

5. We note your response to comment 8, and reissue the comment in part. Please explain why you present operating data for Adjusted EBITDA margin and Net Income (Loss) Margin for the six months ended June 30, 2021, but do not present it for fiscal 2020. Please also explain why you have not included operating data for Adjusted EBITDA and Net Income (Loss), even though your disclosure on page 76 suggests that you use Adjusted EBITDA as a key business metric. In addition, please revise your disclosure in this section to disclose whether the method for calculating the operating data presented on pages 25-26 is the same for all businesses. To the extent it varies, please highlight this fact so that investors understand whether the data is comparable across businesses.

Response: The Adjusted EBITDA and Net Income (Loss) for fiscal 2020 was omitted due to a printing error. We have corrected this by adding these measures for all companies in the operating data table on page 25.

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We confirm that the method for calculating the operating data is the same for all companies, and we have added wording in the section “Key Business Metrics and Non-IFRS Financial Measures” on page 73 to clarify this. This wording reads as follows:

“The methods used for calculating the operating data presented are consistent and the same for all businesses in the Group, including the Pre-IPO Companies and the IPO Acquisitions.”

Use of Proceeds, page 50

6. You note that you intend to use a portion of the net proceeds for "strategic acquisitions to cover the cash portion of the acquisition costs for the IPO Acquisitions." Please revise your disclosure in this section to specify the precise amount of proceeds that will be used for each acquisition. See Item 3.C. of Form 20-F.

Response: The Staff’s comment is duly noted and we have amended page 50 of the registration statement to revise the disclosure under section “Use of Proceeds” to specify the precise amount of proceeds that will be used for each IPO Acquisition. This reads as follows:

“The $25.1 million of net proceeds utilized for the cash portion of the Acquisition Costs is made up of the following:

(i)       University of Antelope Valley - $24.00 million;

(ii)       Property Investors Network - $0.45 million;

(iii)       E-Square - $0.67 million.”

Dilution, page 54

7. Please revise your computation of pro forma net tangible book value per share as of June 30, 2021 to include the 2,091,246 shares to be issued with respect to the closing of the IPO Acquisitions.

Response: The Staff’s comment is duly noted and we have amended page 54 under section “Dilution” to revise the computation of pro forma net tangible book value per share as of the period ended June 30, 2021 to include the 2,091,246 shares to be issued with respect to the closing of the IPO Acquisitions. .

Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions)

Profit and Loss For the Year Ended December 31, 2020, page 59

8. The pro forma gross profit of $5,757 reflected in your statement of profit and loss appears to be incorrect based upon the pro forma sales amount of $24,191 and pro forma cost of goods sold of $8,169. Please advise or revise.

Response: The Staff’s comment is duly noted and the registration statement has been amended to revise the statement of profit and loss for the year ended December 31, 2020 on page 59 to reflect the correct numbers under sales, cost of goods sold, net profit, income tax and total income (loss).

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Footnotes relating to the Financial Statements above, page 62

9. Reference is made to footnote (5). Please revise the footnote reference in the table at the top of page 63 to indicate that the "adjustment to goodwill" is explained in footnote (7) rather than footnote (6).

Response: We have revised the registration statement to amend the footnote reference made to footnote (5) at the top of page 63 to indicate that the “adjustment to goodwill” is explained in footnote (7) rather than in footnote (6).

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics and Non-IFRS Financial Measures

Key Business Metrics, page 73

10. We note your amended disclosure in response to comment 16, and reissue the comment. Please amend to quantify the metrics discussed in this section and discuss each metric's applicability to each of the companies within your group, including the IPO Acquisitions. In doing so, please also discuss the specific reasons why each individual metric provides meaningful information to investors, given the fact that each company within your group appears to contribute to your revenue and generates revenue in different ways.

Response: We have revised the “Key Business Metrics” section on page 73 to include a more thorough explanation of the metrics and why we are applying these metrics to each of the companies within the Group, including the IPO Acquisitions.

We have also quantified the metrics discussed in this section, together with the specific reasons why each individual metric provides meaningful information to investors, with further explanation that while the different education companies within the Group may appear to generate revenues in different ways, they have a similar conversion model common in traditional education companies, and they will share a similar conversion model as we transition them to a “freemium” model more common with Edtech companies.

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11. We note your amended disclosure in response to comment 17, and reissue the comment. As previously mentioned in comment 17, we note that you provide operating data for Entrepreneur Resorts under your education segment in the operating data on pages 25-26, including number of students, number of paying students, number of partners, education revenue, revenue from new paying students, new paying students, and total paying students. We also note your disclosure indicates that groups attend courses at your Entrepreneur Resorts venues that take place on GeniusU. While your amended disclosure on page 26 indicates that "Entrepreneur Resorts earns revenue from course fees for education programs, both online and in-person," your disclosure is still unclear as to how Entrepreneur Resorts is able to generate such revenue when your disclosure throughout the rest of the filing appears to suggest that all of the online and in-person courses that are hosted at your Entrepreneur Resorts venues take place on GeniusU and are GeniusU education courses. It, therefore, appears that such course fees should only be accounted for as education revenue generated under your GeniusU business. As such, please revise your disclosure accordingly or explain how both Entrepreneur Resorts and GeniusU generates revenue under your education segment from in-person and online courses hosted at Entrepreneur Resorts venues, and how certain of the operating data relating to the number of students is relevant to Entrepreneur Resorts. To the extent that you recognize revenue under both the Entrepreneur Resorts and GeniusU businesses from course fees for online and in-person courses hosted at your Entrepreneur Resorts venues, please revise your disclosure here and elsewhere as appropriate to clarify how you account for such revenues under both Entrepreneur Resorts and GeniusU, and further clarify whether any of the abovementioned metrics, such as number of students or new paying students, are accounted for twice in the operating data included in the education segment on pages 25-26 (i.e., accounted for under both Entrepreneur Resorts and GeniusU).

Response: To clarify, our disclosure throughout the filing that Entrepreneur Resorts hosts courses that take place on GeniusU and are GeniusU education courses is correct. The Staff’s comment that such course fees should only be accounted for as education revenue generated under GeniusU is also correct.

In further analysis, the education revenue appearing in the operating data table under Entrepreneur Resorts effectively consisted of the hosting fees paid by GeniusU Ltd for hosting the courses. However, this is an intercompany transaction that should not be recognized as education revenue. For clarity and consistency, we have removed the column for Entrepreneur Resorts in the Education segment operating data tables on pages 25 and 26 and included the relevant revenue and students under GeniusU Ltd. We have also removed the disclosure regarding Entrepreneur Resorts education revenue on page 26.

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12. We note your disclosure on page 73 that the IPO Acquisitions have previously measured students and financial data without necessarily focusing on cost per student or revenue per student, but that they will use the same metrics as GeniusU and Entrepreneur Resorts to measure and grow their businesses. In light of the fact that the IPO Acquisitions have not focused on cost per student or revenue per student, please tell us why you believe it is appropriate to present operating data for the IPO Acquisitions on pages 25-26 related to Revenue from New Paying Students, Acquisition Cost per New Paying Student, and Average Annual Revenue per New Paying Student.

Response: We have provided an explanation in the “Key Business Metrics” section on page 73 to clarify that the IPO Acquisitions will use the same key business metrics as the education segment metrics, and we explain the rationale as to why we believe this is appropriate based on our growth plans for these companies.

This relevant wording that has been amended and added reads as follows:

“Please refer to the tables under “Key Business Metrics” on pages 25 to 27 above for data relating to the two segments of the Pre-IPO Group, and the IPO Acquisitions, for the year ended December 31, 2020 and the six months ended June 30, 2021.

These metrics have been used to measure and grow the Pre-IPO Group, with Education Segment metrics (related primarily to GeniusU Ltd, including Entrepreneurs Institute’s activity) and Campus Segment metrics (related to Entrepreneur Resorts). The same metrics used to measure the Group’s Education Segment will be used to measure the IPO Acquisitions. The reason that we are choosing the same metrics is related to our plan to convert our IPO Acquisitions into a similar “freemium” model by which we measure GeniusU, in which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications.

This “freemium” model is now common with online gaming companies and social networks, as it enables users to trial the value of the content and community before committing to paying for additional value. In traditional education, this is not yet a commonly adopted model, and students at many schools, universities or training institutions are generally expected to commit to payment before experiencing the course or education pathway.

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More recently, Edtech companies, including the companies in the “Our Competition” section below, have introduced a “freemium” model into the education industry. We have found at GeniusU that by focusing on this model, attracting students into free courses and then building a community and content that encourages them to stay and for a percentage to upgrade to paid courses, it results in the following benefits:

➢            Our Group can scale far more rapidly with students joining for free online than by relying on an enrolment sales team (which is what most schools and universities rely on).

➢           We attract free students at a much lower marketing cost per student, and as they experience our community and courses they refer their family, friends and colleagues to join.

➢           The heightened activity and scale of this approach in turn attracts more partners and faculty who join the GeniusU platform, who in turn attract more students.

➢           This network effect enables us to deliver courses to a much wider and more global student body than we could with a traditional enrolment process.

We believe that as we continue to focus on this approach, we will find effective ways to reduce the marketing cost per student, increase the conversion rate and increase the annual revenue per student and lifetime value per student. By applying this same conversion model to our IPO Acquisitions after completion of the acquisitions, we also believe they will benefit from attracting increased student numbers and increased partners and faculty delivering their courses globally.

We also believe that the “freemium” model will lead to a higher quality of free courses as well as paid courses in our curriculum, as the strength of our student retention and conversion rates will be more dependent on the students experiencing a high enough quality of course content and a relevant enough personalized pathway to want to upgrade to higher priced courses as a part time or full time student than it will on the strength of an enrolment team.

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For further details on our conversion model for students and partners, refer to the “Business – Our Conversion Model” section in this registration statement. For further details on the courses we plan to introduce for each of the IPO Acquisitions to introduce the “freemium” model, refer to the “Business – Our Courses, Products and Services” section.

The IPO Acquisitions have previously measured students and financial data without focusing on cost per student or revenue per student, however we have provided these measures together with all the following Key Business Metrics for the purpose of providing a company-by-company comparison, and our plan is to be measuring and improving these Key Business Metrics as we convert our IPO Acquisitions into the “freemium” model.”

Business, page 94

13. We note your revised disclosures in response to comment 19, and reissue the comment in part. In this regard, we have the following additional comments based on your revised disclosure:

●	Please revise your disclosure on page 105 to discuss how the “eight pillars that define [y]our entrepreneur education curriculum” relate to the IPO Acquisitions.

●	Please revise the discussion related to your "Genius Learning Methodology" on page 105 to indicate how the IPO Acquisitions have a learning methodology of "Andragogy."

●	Please revise your discussion starting on page 108 about your “four product groups” to indicate not only which of these product groups the IPO Acquisitions' products currently fall under and which of these product groups you intend to integrate their products into following this offering, but also specify which of your Pre-IPO Group businesses offer each of the product groups discussed here.

●	We note your amended disclosure on page 108 that you will be integrating your “C.L.E.A.R. Philosophy” and structure to your IPO Acquisitions. Please expand your discussion of this philosophy to describe how each of the IPO Acquisitions will fit into each of the five areas of the philosophy. Also, please explain what you mean by the statement that you will combine their operations into "an entrepreneurial methodology of how students are learning with the entrepreneurial content of what they will learn."

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Response: We have duly noted the Staff’s comment and have made the following revisions to the registration statement in response thereto:

We have added a paragraph to provide further explanation on the elements of our Genius Curriculum in the “Business - Our Genius Curriculum” section. This reads as follows:

“Our Genius Curriculum is a combination of elements that include our Entrepreneur Education Vision, 8 “Education 4.0” Pillars, our Genius Learning Methodology, our 10 Genius Principles, our C.L.E.A.R. Philosophy and our Courses, Products and Services. Each of our IPO Acquisitions share certain aspects of these elements, and our plan is to introduce further aspects of these elements as we integrate their education systems into our Genius Curriculum. Below is an explanation of each of these elements, together with our integration plans for each company.”

We have then added a new section “Business - Our Genius Curriculum - Our Companies, Present and Future” on page 110 to summarize and explain the degree to which each Pre-IPO Group IPO Acquisition relates to the above elements of our Genius Curriculum, together with our plans to integrate further these aspects of Our Genius Curriculum into each company.

We have revised throughout the ”Business - Our Genius Curriculum - Our Courses, Products and Services” section to explain which of the “four product groups” each of the Pre-IPO Group businesses and IPO Acquisitions currently offer and which they do not, together with details of our plans to integrate the four product groups into each company.

Additionally, to clarify our plans of integrating our “C.L.E.A.R. Philosophy” in our IPO Acquisitions in order to provide our methodology together with our educational content, we have revised the first paragraph in the section “Our C.L.E.A.R. Philosophy” to read as follows:

“Following the completion of the IPO Acquisitions, we will also be integrating our “C.L.E.A.R. Philosophy” and structure to our IPO Acquisitions, combining our methodology of how students are learning with the content of what they are learning.”

Our Company, page 94

14. Please revise the second and third paragraphs on page 94 to indicate that the $24.2 million in revenue in 2020 and $13.9 million in revenue during the six months ended June 30, 2021 represent pro forma amounts giving effect to the IPO acquisitions which have not yet been completed.

Response: We have revised the wording in the “Our Company” section on page 94 to read as follows:

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“Revenue grew by a further 144% to $24.2 million in 2020 (on a pro forma basis when including our Pre-IPO Group and IPO Acquisitions, which have a closing date scheduled to coincide with the closing of this offering). This growth consisted of 55% growth in the Pre-IPO Group from 2018 to 2020, combined with an additional 166% growth in pro forma revenue in 2020 from our four IPO Acquisitions.

In the six months ended June 30, 2021, the Group achieved $13.9 million in revenue (on a pro forma basis when including our Pre-IPO Group and IPO Acquisitions), equal to 58% of the full year revenue for 2020.”

We have also revised the “Our Company” section on page 6 with the same wording for consistency.

Our Conversion Model, page 121

15. We note your amended disclosure in response to comment 23, and reissue the comment in part:

●	Please revise to clarify which of your businesses that contribute to your education revenue segment, including any such Pre-IPO Group or IPO Acquisitions businesses, are included in your calculations of "Marketing Cost per Student" and “24 Month Revenue per Student."

●	We note that the graphic on page 123 depicting your student pathway indicates that 1,326 “[s]tudents pay for courses, camps, mentoring and memberships.” Yet according to the narrative disclosure provided on page 123, only one percent of these 1,326 students convert to paying students that pay for courses, camps, mentoring and memberships. Please advise or revise your disclosure accordingly.

Response: We have revised the wording in the “Our Conversion Model” on page 121 to clarify that these metrics are specifically for the students and partners we track on GeniusU. The additional wording reads as follows:

“These calculations for the marketing cost per student, 12 month revenue per student and 24 month revenue per student, together with the calculations for our partner conversion model below, have been calculated specifically for GeniusU, as we have sufficient data for such calculations. Our plan is to measure and track these measures for each IPO Acquisition as we apply this conversion model to each company.”

With respect to the graphic, the wording on the graphic above the 1,326 free students reads “Students join free courses, camps, circles and memberships.” The next step shows 13 paying students and the text on the graphic reads “Students upgrade to paid courses and certifications, earning GEMs.” We believe this is consistent with the narrative which also refers to every $1,000 in ad spend resulting in 1,326 free students and just over 1% conversion, which would result in 13 paying students.

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Exhibits

16. Reference is made to Exhibit 23.2. The consent references Accountants’ Review Reports, dated September 17, 2021 and February 4, 2021, on the financial statements of University of Antelope Valley, Inc. for the six months then ended June 30, 2021 and 2020, respectively, in Genius Group Ltd.'s registration statement on Form F-1. However, it does not appear that these review reports or the financial statements of University of Antelope Valley, Inc. for the six months then ended June 30, 2021 and 2020, respectively, have been included in your filing. Please include these review reports and financial statements in your filing or as exhibits. Note that the age requirements in Item 8 of Form 20-F also apply to financial statements of this target acquisition.

Response: We appreciate the Staff pointing out this oversight. We have attached the UAV Financial Statements for the six months ended June 30, 2020 and June 30, 2021 as Exhibits 99.6 and 99.7, respectively, in Amendment No. 3.

General

17. We reissue comment 30, as your disclosure continues to focus primarily on GeniusU throughout several areas of the registration statement. For example, the Prospectus Overview begins with a discussion of the number of students in GeniusU, the MD&A Overview addresses only GeniusU, and the Business section continues to place significant focus on GeniusU including its particular curriculum, courses, products, and EdTech platform. It is unclear why you are focusing primarily on GeniusU given that GeniusU is only one of four businesses that are part of Genius Group Ltd, and that in the post-IPO company Genius U will be one of eight separate businesses with various business plans. In particular, we note that over 40% of your pro forma revenue for 2020 was from University of Antelope Valley, which suggests that your revenue going forward will come disproportionately from the university, but your disclosure about the university is minimal. Please substantially revise your prospectus throughout to present a comprehensive and balanced picture of the post-IPO company. In addition, we note throughout that you discuss disrupting the education industry and that your "entrepreneur education system" is present in all of the businesses that will be part of the post-IPO company. However, given the significant differences in each of the businesses, such as childcare for ages 0-5 in New Zealand, a small private school in South Africa with 500 students, and a small university in California, it is unclear how these businesses are related and why they would be part of one "entrepreneur education system" given the differences in focus and geography. To the extent that the company's focus is acquiring various private educational schools or facilities, but not integrating them into one system, please clearly state this fact and remove the disclosure suggesting that these companies are related or all use the same curriculum. Further, if the entrepreneurial education system relates only to GeniusU, please also make this clear. We have issued some related comments in our comment letter, but please note these comments are not exclusive and you should revise the registration statement thoroughly to present a balanced picture of the post-IPO company.

Response: We acknowledge that the majority of the Staff’s most recent comments are related to further clarification and explanation as to the rationale and relationship between the Pre-IPO Group and the IPO Acquisitions, and we further acknowledge the importance of providing clarity as to how these businesses will be part of one “entrepreneur education system”.

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We hope that the substantial revisions that we have made throughout the registration statement in response to the Staff’s comments, in which we have endeavored to be both clear and thorough, now provide a balanced picture of the current status of each company and future plans of the post-IPO Group.

We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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